DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/17/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
612,900

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

741,800
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
741,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.84%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment # 1 to the schedule 13d filed September 18, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On October 8, 2008 the reporting persons sent the attached letter (See Exhibit 1) to the company,and a petition to compel the company to hold an annual meeting of shareholders.
(exibit 2)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 8/14/2008 there were 12,699,900 shares of common stock outstanding as of April 11, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 741,800 shares of DEK or 5.84% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of DEK were traded:

BUYS
Date:		Shares:		Price:
9/15/08		2,400		$9.65
9/15/08		500		$9.62
9/16/08		35,000		$9.64
9/16/08		35,500		$9.63
10/9/08         900             $9.30
10/10/08        1200            $9.05

SELLS
9/24/08         60,000          $9.56
10/9/08         400             $9.49


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company
Exhibit 2. Pettition to compel annual meeting of shareholders

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/17/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:
Opportunity Partners L.P.
60 Heritage Drive,
Pleasantville, NY 10570
Phone (914) 747-5262
Fax (914) 747-2150

October 8, 2008

David Nathaniel, Chief Investment Officer
Dekania Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104




Dear Mr. Nathanial:

Opportunity Partners L.P. is a shareholder of Dekania Corp.

In light of Dekanias announcement yesterday that it has been advised that a majority of the shareholders of Advanced Equities Financial Corp. has taken action by consent disapproving and rejecting the proposed merger with Dekania we urge the board of Dekania to promptly take all necessary actions to dissolve Dekania and make a liquidating distribution to the public shareholders. Unless the board indicates that it intends to move quickly to accomplish this goal, we intend to file a petition pursuant to section 211(c) of the Delaware General Corporation Law in the Delaware Court of Chancery to ask the Court to summarily order Dekania to hold an annual meeting to elect directors. If the petition is granted, we will nominate a slate of persons for election as directors.

Please advise us by Monday, October 13, 2008 as to whether or not the board intends to move quickly to dissolve Dekania. Thank you.


Very truly yours,



Phillip Goldstein
Kimball & Winthrop, Inc.


General Partner

Exhibit 2:

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
______________________________x
						:
Opportunity Partners L.P.,			:
						:
			Petitioner,		:
						:
	v.					:   Civil Action No.
						:
Dekania Corp.,			 	:
						:
			Respondent.		:
						:
______________________________x

PETITION TO COMPEL ANNUAL MEETING OF SHAREHOLDERS

Petitioner, by its attorneys, alleges as follows:
1.Petitioner Opportunity Partners L.P. is a shareholder of respondent Dekania Corp. (Dekania) and has been a shareholder of Dekania. at all times material hereto.
2.Respondent Dekania is a Delaware corporation.
..Dekania filed its original certificate of incorporation on February 28, 2006, with subsequent amendments on March 17, 2006, May 26, 2006 and January 30, 2007.Dekania completed its initial public offering on February 7, 2007.
4.Dekania is a blank check company, organized for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more as yet unidentified businesses. Dekania raised $97 million in its initial public offering, which is held in a trust account to be distributed to shareholders in the event that Dekania does not complete a business combination within (i) eighteen months of its initial public offering, or August 7, 2008, or, (ii) within twenty-four months, or February 7, 2009, if it enters into a letter of intent or agreement to consummate a business combination within eighteen months of its initial public offering
(August 7, 2008).
5.On July 16, 2008, Dekania entered into a letter of intent to consummate a merger transaction with Advanced Equities Financial Corp. (Advanced Equities), which resulted in an Agreement and Plan of Merger between Dekania and Advanced Equities on September 12, 2008.
The merger with Advanced Equities was subject to approval by a majority of Advanced Equities shareholders. On October 7, 2008, Dekania issued a press release indicating that a majority of the shareholders of Advanced Equities disapproved and rejected the proposed merger.
6.Consequently, Dekania cannot consummate the merger with Advanced Equities within twenty-four months of Dekanias initial public offering. Moreover, eighteen months have passed since the initial public offering, and Dekania has not entered into any agreement which can lead to the consummation of a business combination within twenty-four months of its initial public offering. Dekania and its board, however, are not taking action to dissolve the company and distribute the cash held in trust for the benefit of the shareholders in the event that a business combination cannot be consummated.


7.More than thirteen months have elapsed since the organization of Dekania, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting. Consequently, under 8 Del. C.211(c), petitioner, as a shareholder of Dekania, is entitled to an order requiring Dekania to hold an annual meeting of shareholders forthwith, at which the shareholders present at the meeting shall constitute a quorum for the purpose of electing directors to fill all director positions that have expired and in which the current directors are holding over.
WHEREFORE, petitioners demand that:
A.The Court compel respondent to hold an annual meeting of shareholders as soon as possible pursuant to 8 Del. C.211(c);
B.The Court tax all costs of this proceeding upon respondent including, without limitation, reasonable attorneys fees and expenses of experts; and C.The Court grant such other and further relief as it may deem just, proper and equitable.

					ROSENTHAL, MONHAIT
					& GODDESS, P.A.


					By:  _________________________
					CPIC (Del. Bar. No. 2810)
					Suite 1401, Citizens Bank Center
					P.O. Box 1070
					Wilmington, DE  19899-1070
					(302) 656-4433
					Attorneys for Petitioner